STARBOARD INVESTMENT TRUST
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
252-972-9922

February 15, 2011

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE: Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the FMX Growth Allocation Fund and FMX Total Return Fund, each a series of the Trust

Ladies and Gentlemen:

This letter is being submitted as correspondence in connection with the following amendments to the Trust’s registration statement on Form N-1A:

Amendment Number Under the Securities Act of 1933	Filing Date	Accession Number
Post-Effective Amendment No. 28	November 19, 2010	Acc-no: 0001464413-10-000116
Post-Effective Amendment No. 32	January 7, 2011	Acc-no: 0001464413-11-000005
Post-Effective Amendment No. 33	February 9, 2011	Acc-no: 0001464413-11-000026

Per prior discussions with the staff of the Securities and Exchange Commission, the Trust respectfully requests that the effectiveness of the amendments be accelerated to February 15, 2011 or as soon thereafter as practicable.  In addition, please note that the class identifiers have been corrected as requested.

If you have any questions or comments, please contact the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Tanya L. Goins
Malik Law Group LLC
191 Peachtree Street
Suite 3300
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